PLAN OF ACQUISITION

The Investment Company Act of 1940, as amended (the 1940 Act), the law that regulates mutual funds, requires an investment advisory agreement between an investment adviser and a fund to terminate whenever there is a change in control of the investment advisor. After an investment advisory agreement terminates, shareholders are required to approve a new investment advisory agreement between an investment advisor and the fund.

The Advisor is owned entirely by Rydex Holdings, Inc., which is a wholly-owned subsidiary of Rydex NV, Inc. Rydex NV, Inc. is owned by various trusts controlled by the Viragh family (the Viragh Family Trust). On June 28, 2007,
 Security Benefit Corporation and Security Benefit Life Insurance Company (together, Security Benefit) entered into a Purchase and Sale Agreement with Rydex NV, Inc. and ICT Holdings, LLC (Rydex) pursuant to which Security Benefit will acquire 100% of the outstanding common stock and other equity interests of Rydex (the Transaction). Once completed, the Transaction will result in a change of control of Rydex Holdings, Inc. and, ultimately, the Advisor. The change of control of the Advisor, in turn, will result in the termination of the investment advisory agreement between the Advisor and the Trust.

At a Special Meeting of the Boards of Trustees of each Trust (the Board) held on July 10, 2007, the Board considered and voted in favor of a new investment advisory agreement for each Trust (each, a New Agreement) pursuant to which, subject to its approval by each Funds shareholders, the Advisor will continue to serve as investment adviser to each Fund, after the completion of the Transaction. The Advisors fee rates for its services to the Funds under each New Agreement will be the same as its fee rates under the corresponding Current Agreement. The other terms of the New Agreements will also be identical in all material respects to those of the Current Agreements.

At Special Joint Meetings of Shareholders held on October 4, 2007, November 1, 2007 and December 20, 2007, shareholders of record approved a new investment advisory agreement between the Rydex ETF Trust and PADCO Advisors II, Inc.

PADCO Advisors II, Inc. does business as Rydex Investments.